EXHIBIT 30(d)(xxiii)

RIDER FOR LEVEL TERM INSURANCE BENEFIT
ON LIFE OF INSURED--PREMIUM INCREASES ANNUALLY

This benefit is a part of this contract only if it is included in the list of supplementary benefits on the contract data page(s).

BENEFIT

We will pay an amount under this benefit if we receive due proof that the Insured died: (1) in the term period for the benefit; and (2) while this contract is in force and not in default past the last day of the grace period. Any proceeds under this contract that may arise from the Insured's death will include this amount. But our payment is subject to all the provisions of the benefit and of the rest of this contract.

We show the amount of term insurance under this benefit on the contract data page(s). We also show the term period for the benefit there. It starts on the contract date, which we show on the first page. The anniversary at the end of the term period is part of that period.

CONVERSION TO ANOTHER PLAN OF INSURANCE

RIGHT TO CONVERT

You may be able to exchange this benefit for a new contract of life insurance on the Insured's life. You will not have to prove that the Insured is insurable. When we use the phrase new contract in this provision, we mean the contract for which the benefit may be exchanged.

CONDITIONS

Your right to make this exchange is subject to all these conditions: (1) You must ask for the exchange in writing and in a form that meets our needs. (2) You must send this contract to us to be endorsed. (3) We must have your request and the contract at our Home office while the benefit is in force and not later than the second to occur of (a) the fifth contract anniversary; and (b) the contract anniversary on which the Insured's attained age is 65.

The new contract will not take effect unless the premium for it is paid while the Insured is living and within 31 days after its contract date. If the premium is paid as we state, it will be deemed that: (1) the insurance under the new contract took effect on its contract date; and (2) this benefit ended just before that contract date.

PREMIUM CREDIT

If your request for a new contract is received at our Home Office before the fifth anniversary of this contract, we will allow a credit on each premium that is due or scheduled for payment during the first year of the new contract. If, as of the date of the new contract, this contract has been in force for at least one year, the credit will be equal to 10% of the premium for the new contract, excluding any premium or charge for an extra risk. If, as of the date of the new contract, this contract has been in force for less than one year, the credit will be equal to the credit determined in the preceding sentence, multiplied by the number of months for which this contract has been in force, divided by twelve. We will apply the credit to each due or scheduled first-year premium on the date we receive payment of the balance of that premium.

Example: You might request an exchange during the third year of this contract. Let us assume that premiums due or scheduled under the new contract resulting from the exchange would be $100 monthly, (with no premium or charge for an extra risk). We would apply a credit of $10 on each date on which we receive payment of at least $90 for a monthly premium that is due or scheduled for payment during the first year of the new contract. If you requested this exchange after this contract had been in force for only 6 months, we would apply a credit of $5 ($10 multiplied by 6, divided by 12) on each date on which we receive payment of $95 for a monthly premium that is due or scheduled during the first year of the new contract.

AL 188 D

CONTRACT DATE

The date of the new contract will be the date you ask for in your request. But it may not be after the date to which premiums are paid for this benefit. It may not be later than the second to occur of (a) the fifth contract anniversary; and (b) the contract anniversary on which the Insured's attained age is 65. And it may not be more than 31 days before we have your request at our Home Office.

CONTRACT SPECIFICATIONS

The new contract will be in the same rating class as this contract. We will set the issue age and the premiums for the new contract in accordance with our regular rules in use on its contract date.

The new contract may be on any life or endowment plan we would regularly issue on its contract date for the same rating class, amount, issue age and sex. But it cannot be any of these: (1) a single premium contract; or (2) one that insures anyone in addition to the Insured; or (3) one that includes or provides for term insurance other than extended insurance; or (4) one with premiums that increase after a stated time, if its first premium is less than 80% of any later premium; or (5) one with supplementary benefits other than the benefit to which we refer later in these paragraphs.

Its face amount will be the amount you ask for in your request. But except as we state below, that amount must be an amount we would regularly issue for the plan you choose. And it cannot be less than $10,000 or more than the amount of term insurance for this benefit. The face amount you want might be less than the smallest amount we would regularly issue on the plan you want. In that case we will issue a new contract for as low as $10,000 on the Life Paid Up at Age 85 plan if you ask us to do so.

If (1) the new contract is either on the Life Paid Up at Age 85 plan or has a premium period at least as long as for that plan, (2) this contract has a benefit for waiving or paying premiums in the event of disability, and (3) we would include that kind of benefit in other contracts like the new contract, we will put that kind of benefit in the new contract. The benefit, if any, in the new contract will be the same one, with the same provisions, that we put in other contracts like it on its contract date. In this paragraph, when we refer to other contracts, we mean contracts we would regularly issue on the same plan as the new contract and for the same rating class, amount, issue age and sex.

We will not deny a benefit for waiving or paying premiums that we would have allowed under this contract, and that we would otherwise allow under the new contract, just because disability started before the contract date of the new contract. But any premium to be waived or paid for that disability under the new contract must be at the frequency that was in effect for this contract when the disability started.

We will not waive any premium under the new contract unless it has a benefit for waiving premiums in the event of disability. This will be so even if we have waived premiums under this contract.

MISCELLANEOUS PROVISIONS

CHANGES

You may be able to have this benefit changed to a new contract of life insurance (either with us or with a subsidiary of ours) other than in accordance with the requirements for exchange that we state above. But any change may be made only if we consent, and will be subject to conditions and charges that are then determined.

BENEFIT PREMIUMS AND CHARGES

We show the premiums for this benefit in the Schedule of Premiums in the contract data pages. From each premium payment, we make the deductions shown under Schedule of Deductions from Premium Payments in these pages and the balance is the invested premium amount which is added to the contract fund. Benefit premiums and monthly charges stop on the contract anniversary at the end of the term period for this benefit.

The monthly charge for this benefit is deducted on each monthly date from the contract fund. The amount of that charge is included in the Schedule of Monthly Deductions from the contract fund.

AL 188 D

TERMINATION

This benefit will end on the earliest of:

1. the end of its term period;

2. the end of the last day of grace if the contract is in default; it will not continue if a benefit takes effect under any contract value options provision that may be in the contract;

3. the end of the last day before the contract date of any other contract
(a) for which the benefit is exchanged, or (b) to which the benefit is changed;

4. the date the contract is surrendered under its Cash Value Option, if it has one; and

5. the date the contract ends for any other reason.

Further, if you ask us in writing in the premium period, we will cancel the benefit as of the first monthly date on or after we receive your request. Contract premiums and monthly charges due then and later will be reduced accordingly.

This Supplementary Benefit rider attached to this contract on the Contract Date

The Prudential Insurance Company of America,

By /s/ SPECIMEN
-------------------------------
Secretary

AL 188 D